Falconridge Oil Technologies Corp.
#17 – 120 West Beaver Creek Rd.
Richmond Hill, Ontario
Canada L4B 1L2
Telephone: (905) 771-6551

August 25, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	H. Roger Schwall,
Assistant Director

Dear Sirs:

Re:      Falconridge Oil Technologies Corp. (the “Company”)
Amendment No. 6 to Registration Statement on Form S-1
Filed August 8, 2014
File No. 333-191018

Further to the filing of an amended registration statement on Form S-1/A #6 filed by the Company on August 25, 2014, the Company writes to you to respond to your letter addressed to the Company and dated July 30, 2014 regarding the Company’s Registration Statement on Form S-1/A #5. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Form S-1 Amendment No.5 filed July 22, 2014

General

1.	Please update your financial statements and related disclosures throughout your filing to comply with Rule 8-08 of Regulation S-X.

Response: The Company has revised the amended registration statement to comply with Rule 8-08 of Regulation S-X.

Exhibit 5.1

2.
We refer you to prior comment 7 from our letter to you dated July 8, 2014. Please file an opinion of counsel in which the names of the firm are presented consistently. As previously noted, the name “Macdonald Tuskey” appears on the letterhead, but the opinion has been signed by “W.L. Macdonald Law Corporation.” If the opinion is being rendered by Macdonald Tuskey, please revise the signature page to reflect that Macdonald Tuskey is the signatory and, if true, that W.L. Macdonald Law Corporation is signing on its behalf. Also make revisions to the Form S-1 registration statement, as appropriate, if instead W.L. Macdonald Law Corporation is the firm representing the company and rendering the legality opinion, as the last sentence of your response to prior comment 7 suggests.

Response: The Company has revised the amended registration statement in which the name of the firm is consistently presented.  Additionally, the legal opinion filed as Exhibit 5.1 has been revised to reflect that W.L. Macdonald Law Corporation is singing on its behalf.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

FALCONRIDGE OIL TECHNOLOGIES CORP.

Per: /s/Alfred Morra
Alfred Morra
Director, Treasurer and Chief Financial Officer